Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, April 2, 2007

Gammon Lake Resources Announces 2006 Annual Financial Results

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce year end financial results for the twelve months ended December 31, 2006. During 2006, the Company recorded revenue of $73 million and became cash flow positive in the fourth quarter with cash flow of $6,871,156 from operations. With completion of the construction of the Ocampo open pit and underground mining projects, the Company has become a significant mid-tier producer of gold and silver. Gammon Lake has continued to strive to build shareholder value, increasing the Company's market capitalization from $520 million in January 2005 to $2.15 billion in December 2006. The Company is now focused on increasing its production profile from 200,000 gold ounces and 10-million silver ounces in 2007, to 280,000 gold ounces and 15-million silver ounces in 2009 and beyond.

All figures in Canadian dollars unless otherwise stated.

2006 Highlights, prior to announcement of commercial production in 2007

  Pre-commercial production cash cost of US$293 per gold equivalent ounce for Ocampo production in the fourth quarter 2006. Company reports cash costs of US$318 per gold equivalent ounce for the three months ended December 31, 2006.

  Pre-commercial production cash cost of US$355 for the year ended December 31, 2006.
  Records revenues of $73 million in 2006.
  Records positive cash flow from operations of $6,871,156 in fourth quarter 2006.
  Gold sales of 67,477 gold ounces and 1,888,324 silver ounces (105,243 gold equivalent ounces).
  Construction of Ocampo Gold-Silver Project, including two major ore processing facilities, with commercial production declared in January 2007.
  Acquired a 100% interest in Mexgold Resources Inc., resulting in the acquisition of an additional producing gold and silver mine as well as an earlier stage exploration project, all in Mexico.

2006 was a major turning point for the shareholders, management, employees and board of Gammon Lake Resources Inc. The Company was pleased with its accomplishments in 2006, and is now positioned to be a significant mid-tier producer of gold and silver. The Company commenced construction of the Ocampo mine in late March 2005, with the first foundations poured on site in September, 2005. During late 2005 and through 2006, the Company completed construction of two major ore processing facilities including its 11,400 tonne per day crushing/heap leach circuit and its 1,500 tonne per day mill facility. During 2006, through its commissioning period, the Ocampo mine sold 51,748 ounces of gold, and 1,302,807 ounces of silver, or 77,804 gold equivalent ounces. Production from El Cubo for the period August 8, 2006 to December 31, 2006 equaled 15,729 ounces of gold and 585,517 ounces of silver, or 27,439 gold equivalent ounces. On a consolidated basis, the Company produced 67,477 ounces of gold and 1,888,324 ounces of silver (105,243 gold equivalent ounces) during 2006. For fiscal 2007, the Company is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold, and 10,000,000 ounces of silver).

The Company produced its first dore bar from Ocampo on February 1, 2006 from the heap leach facility. The Company has been mining in the open pit since January, 2006. During the year, the Company mined 4,272,625 tonnes of ore and 12,954,869 tonnes of waste, for a 3.03:1 strip ratio. The Company stacked a total of 2,585,603 tonnes of ore on the heap leach pad with an average grade of 0.94 grams per tonne gold, and 38.88 grams per tonne silver. Throughout the commissioning process, the Company had made modifications to the crushing facility, and processed in excess of 10,000 tonnes of ore per day in the fourth quarter of 2006. The Company is installing a fourth crusher in the circuit which will increase the capacity from 11,400 tonnes per day to 13,800 tonnes per day, and expects this work to be completed by Q3 2007. The Company has recovered a total of 51% of the total gold and 26% of the silver placed on the pad to date. The heap leach pad contains approximately 24,583 recoverable gold ounces and 1,065,798 recoverable silver ounces as at December 31, 2006.

The Company commenced its commissioning process of the mill in August, 2006 with the introduction of low- and mid-grade ore. Commissioning continued through December with the processing of higher grade ore. In December, the Company shut down the mill for two weeks in order to make final modifications to the tailings filter plant. This allowed the mill to achieve its designed capacity of 1,500 tonnes per day. During 2006, the Company processed 100,753 tonnes through the mill, with weighted average grades of 3.79 grams per tonne gold, and 199.5 grams per tonne silver (7.78 gold equivalent grams per tonne). During 2006, the mill produced 9,272 ounces of gold, and 415,584 ounces of silver (17,584 gold equivalent ounces). There were an additional 1,950 ounces of gold and 155,009 ounces of silver in process at December 31, 2006. The recoveries in the mill have been at feasibility study levels of 96% for gold and 93% for silver.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share. Gammon Lake Resources Inc. issued 21,838,033 common shares to the holders of Mexgold common shares on the completion of the acquisition. A further and 5,498,897 Gammon Lake common shares are issuable on the exercise of the existing Mexgold stock options and a further 186,120 Gammon Lake common shares are issuable on the exercise of the existing Mexgold warrants. Through a subsidiary, Mexgold owns the El Cubo gold and silver mine in Guanajuato State, Mexico.

Summarized Annual Financial Results

The following selected information has been extracted from the Company's audited consolidated financial statements.

SELECTED ANNUAL INFORMATION	12 months ended	5 months ended	12 months ended
CDN $ unless otherwise stated	Dec 31, 2006	Dec 31, 2005	July 31, 2005

Revenue from mining operations	$72,824,863	-	-
Production costs excluding amortization and depletion	$43,017,011	-	-
Gold ounces sold	67,477	-	-
Silver ounces sold	1,888,324	-	-
Average realized gold price – US$	$606.99	-	-
Average realized silver price – US$	$12.18	-	-
Net loss	($28,692,380)	$(11,607,510)	$(19,375,595)
Net loss per share, basic and diluted (1)	($0.33)	$(0.16)	$(0.29)
Cash flow used in operations	($22,470,789)	($3,993,150)	($8,975,284)
Total cash costs (per gold equivalent ounce) – US$	$355	-	-
Cash dividends declared	Nil	Nil	Nil
Total Assets	$835,241,538	$258,955,515	$210,348,878

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Quarterly Financial Review

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION – 2006 (2)
	Three months	Three months	Three months	Three months	Total
	ended	ended	ended	ended
CDN$ unless otherwise stated	31-Mar-06	30-Jun-06	30-Sep-06	31-Dec-06
Revenue from mining operations	$2,088,038	$13,163,868	$18,448,372	$39,124,585	$72,824,863
Production costs	$3,634,615	$4,465,924	$14,235,584	$20,680,888	$43,017,011
Gold ounces sold	2,827	13,672	17,112	33,866	67,477
Silver ounces sold	62,629	251,155	435,554	1,138,986	1,888,324
Average realized gold price – US$	$560.58	$615.97	$604.42	$608.53	$606.99
Average realized silver price –
US$	$10.50	$11.45	$11.88	$12.54	$12.18
Net loss	($5,410,149)	($2,445,745)	($16,945,886)	($3,890,600)	($28,692,380)
Net loss per share, basic and
diluted (1)	($0.07)	($0.03)	($0.18)	($0.05)	($0.33)
Cash used in operations	($9,009,603)	($2,031,526)	($18,300,816)	$6,871,156	($22,470,789)
Total cash costs (per gold
equivalent ounce) - US$(2)(4)	- (3)	$219	$502	$318	$355
Cash dividends declared	Nil	Nil	Nil	Nil	Nil

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.
(2) Comparative information for 2005 is not presented as the Company commenced production in 2006.
(3) The Company did not report cash costs in Q1.
(4) The exchange rate to calculate USD equivalent is CDN$1.00 = US$0.858 at December 31, 2006, CDN$1.00 = US$0.8979 at September 30, 2006, and CDN$1.00 = USD $0.8931 at June 30, 2006 based on closing interbank rates.

Annual Financial Statements for the 2006 fiscal year ended December 31, 2006 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com.

Gammon Lake has restated its United States generally accepted accounting principles ("US GAAP") reconciliation note with respect to the presentation of exploration and development costs incurred on its Ocampo Gold-Silver Project for the five month period ended December 31, 2005 and the year ended July 31, 2005.

This restatement only pertains to the Company's US GAAP reconciliation and has no impact on Gammon Lake's previously reported financial results in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). This US GAAP restatement does not impact the Company's operations, cash flow or available cash and cash equivalents.

The Company reports in accordance with Canadian GAAP and provides note disclosure in its annual financial statements with respect to a reconciliation of net loss, and shareholders' equity of Canadian GAAP to US GAAP. Under Canadian GAAP, development costs incurred on properties for which mineral resources have the potential of being economically recovered are capitalized. Under US GAAP, as interpreted by United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit has been established, which generally requires the preparation of a bankable feasibility study, should be expensed as incurred and such property should be classified as exploration property.

In concert with its auditors and after having obtained approval from its board of directors, the results for the five month December 31, 2005 financial period and July 31, 2005 financial year under US GAAP have been restated to properly account for exploration costs relating to the Ocampo property. Accordingly, for the December 31, 2005 financial period, the company increased its net loss under US GAAP from previously disclosed results by $1,430,634 from a loss of $11,966,422 to $13,397,056 representing a difference of $0.02 per share, and for the July 31, 2005 financial year, the company realized a net loss of $35,576,464 rather than the previously disclosed net loss of $32,896,225 representing a difference of $2,680,239 or $0.04 per share. The shareholders' equity decreased as at December 31, 2005 by $4,110,873 and July 31, 2005 by $2,680,239. Mineral property and related deferred costs under US GAAP as at December 31, 2005 decreased by $5,009,161 from $84,997,460 to $79,988,299 and as at July 31, 2005 decreased by $3,722,239 from $50,801,722 to $47,079,483. The Company decreased its future income taxes under US GAAP for the December 31, 2005 financial period by $898,288 to nil and for the July 31, 2005 period by $1,042,000 to $632,288 from the previously disclosed $1,674,288.

The Company will present a restatement of its US GAAP reconciliation note with respect to the five months ended December 31, 2005 and the year ended July 31, 2005 in its filing of the amended financial statements for those periods.

Because of this restatement, the US GAAP reconciliation note in the Company's previously filed financial statements with respect to the five month period ended December 31, 2005 and the year ended July 31, 2005 should not be relied upon.

Conference Call Details

Gammon Lake would like to remind shareholders that a conference call will be held on Tuesday, April 3, 2007 at 11:00 am Atlantic Time (10:00 am Eastern Time) to discuss the financial results. You may join the call by dialing:

North American Toll Free: 1-866-400-2280
Outside Canada & US: 416-850-9143

When the Operator answers; ask to be placed into the Gammon Lake 2006 Financials Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing 1-866-245-6755 or 416-915-1035 for calls from outside Canada and the US. Enter passcode 788798. The playback will also be posted on Gammon Lake's website at www.gammonlake.com approximately two hours after the conference call.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project is now in commercial production. Gammon Lake remains 100% unhedged and is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

	December 31	December 31	July 31
	2006	2005	2005
Unaudited

Assets
Current
Cash and cash equivalents	$3,427,063	$6,701,543	$35,400,349
Restricted cash	1,320,752	-	-
Receivables
Commodity taxes	14,036,491	9,558,654	5,332,406
Trade / other	3,506,646	2,747,728	129,772
Inventories:
Supplies	9,525,376	2,056,963	-
Ore stockpiles	5,628,522	-	-
Ore in process	38,773,078	-	-
Prepaids and deposits	903,716	289,736	947,344
Due from related companies	-	626,228	229,700
	77,121,644	21,980,852	42,039,571

Deposits on capital equipment	1,223,154	1,762,696	9,138,768
Long term investment (Note 4)	-	10,632,000	10,422,000
Deferred compensation	997,571	-	-
Long term ore inventory in stockpile	2,380,888	-	-
Mining interests and capital assets (Note 5)	628,592,613	224,579,967	148,748,539
Goodwill	124,925,668	-	-

	$835,241,538	$258,955,515	$210,348,878

Liabilities
Current
Payables and accruals	$35,950,905	$10,552,274	$3,609,306
Current portion of long-term debt and capital leases	78,065,578	24,935,455	-
	114,016,483	35,487,729	3,609,306

Long term debt and capital leases (Note 6)	74,126,093	21,203,828	8,581,300
Employee future benefits (Note 8)	3,757,638	276,126	213,738
Future income taxes (Note 9)	82,149,543	7,336,000	8,121,000
	274,049,757	64,303,683	20,525,344
Shareholders' Equity
Capital stock (Note 10)	551,067,338	218,974,423	204,065,585
Contributed surplus (Note 10)	83,394,693	20,255,279	18,728,309
Deficit	(73,270,250)	(44,577,870)	(32,970,360)
	561,191,781	194,651,832	189,823,534

	$835,241,538	$258,955,515	$210,348,878

Gammon Lake Resources Inc.
Consolidated Statements of Operations and Deficit

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
Unaudited	2006	2005	2005

Revenues from mining operations	$72,824,863	$-	$-

Expenses
Production costs excluding
amortization & depletion	$43,017,011	$-	$-
Refining costs	595,882	-	-
General and administrative	32,024,366	12,614,847	20,131,038
Amortization and depletion	21,264,785	212,755	175,345

	96,902,044	12,827,602	20,306,383

Loss before other items	(24,077,181)	(12,827,602)	(20,306,383)

Interest on long term debt	$(5,977,943)	$(242,845)	$-
Foreign exchange (loss)/gain	(1,697,560)	672,524	312,172
Gain/(loss) on equity investment	571,062	210,000	(1,226,000)
Interest and sundry	890,192	201,413	1,423,576
	(6,214,249)	841,092	509,748

Loss before income taxes	$(30,291,430)	$(11,986,510)	$(19,796,635)

Future income tax recovery (Note 9)	(1,599,050)	(379,000)	(421,040)

Net loss	$(28,692,380)	$(11,607,510)	$(19,375,595)

Loss per share (Note 11)	$(0.33)	$(0.16)	$(0.29)

Deficit, beginning of period	$(44,577,870)	$(32,970,360)	$(13,594,765)

Net loss	(28,692,380)	(11,607,510)	(19,375,595)

Deficit, end of period	$(73,270,250)	$(44,577,870)	$(32,970,360)

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
Unaudited	2006	2005	2005

Cashflows from (used in) operating activities
Net loss	$(28,692,380)	$(11,607,510)	$(19,375,595)
Amortization and depletion	21,264,785	603,245	537,540
Unrealized foreign exchange gain	(2,267,313)	(675,791)	(876,706)
Stock option expense	17,879,591	6,598,970	13,974,680
Employee future benefits	445,022	62,388	-
Future income tax recovery	(1,599,050)	(379,000)	(421,040)
Accrued interest on long term debt	916,415	190,139	-
(Gain)/loss on long term
equity investment	(571,062)	(210,000)	1,226,000
Change in non-cash operating
working capital (Note 14)	(29,846,797)	1,424,409	(4,040,163)

	(22,470,789)	(3,993,150)	(8,975,284)

Cashflows from (used in) investing activities
Acquisition of Investment (Note 3)	(7,375,000)	-	-
Cash acquired on acquisition of Mexgold (Note 3)	23,761,336	-	-
Advances (to) from related companies	626,228	(396,528)	155,001
Decrease/(Increase) in deposits on capital
equipment	539,542	7,376,072	(8,962,503)
Expenditures on mining interests and related
deferred costs and acquisition
of capital assets	(120,409,276)	(73,623,829)	(66,043,615)
	(102,857,170)	(66,644,285)	(74,851,117)

Cashflows from (used in) financing activities
Repayment of capital lease obligation	(2,167,709)	(150,209)	-
Proceeds from long-term debt	93,869,892	34,977,000	-
Repayment of related company advances	12,949,432	-	-
Net proceeds from issuance of capital stock	-	-	103,931,580
Proceeds from exercise of options and warrants	18,722,616	7,111,838	2,274,230
	123,374,231	41,938,629	106,205,810

Net (decrease)/increase in cash and
cash equivalents	(1,953,728)	(28,698,806)	22,379,409

Cash and cash equivalents
Beginning of year	6,701,543	35,400,349	13,020,940

End of year	$4,747,815	$6,701,543	$35,400,349